Mail Stop 4561

June 20, 2007

Mr. David K. Spohr
Principal Financial/Accounting Officer
World Monitor Trust III – Series J
900 King Street, Suite 100
Rye Brook, NY  10573

> **Re:** **World Monitor Trust III – Series J**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-51651**

Dear Mr. Spohr:

We have reviewed your second response letter filed on June 1, 2007 and have the following additional comment.  Where indicated, we think you should revise your document in response to this comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Summary of Significant Accounting Policies

Offering Costs, pages 9 to 10

1.	We note your response to prior comment 3 and we are unable to agree with your position that the liability to reimburse the Managing Owner for offering expenses is incurred on a monthly basis.  SAB Topic 5D requires that a liability be accrued. Please restate your financial statements in an amended Form 10-K to comply with SAB Topic 5D or tell us why a restatement is deemed unnecessary.  Again, additional reference is made to paragraph 8.24 of the AICPA Audit and Accounting Guide, *Audits of Investment Companies.*

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please submit a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please submit your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kevin Woody
Branch Chief